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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


____________________________________________
                                             :
         In the Matter of                    :
                                             :
CONSOLIDATED NATURAL GAS COMPANY, ET AL.     :      CERTIFICATE
                                             :          OF
         File No. 70-9379                    :      NOTIFICATION
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :



TO THE SECURITIES AND EXCHANGE COMMISSION:

	By Order dated December 18, 1998 (HCAR No. 26954) in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of The Peoples Natural Gas Company ("PNG"), a utility subsidiary of Consolidated Natural Gas Company ("CNG"), a gas registered holding company, and CNG Producing Company ("CNGP"), a gas and oil exploration and production subsidiary of CNG, to become effective. The order authorized the sale by PNG of all of its gas production properties ("Properties") to CNGP. The sale of the Properties was consummated as of December 31, 1998, subject to final price adjustment later in 1999.

	CNGP paid $18,518,968 (including tax grossup)to PNG for the Properties on December 31, 1998. As of the end of July 1999, it has been determined that the final price adjustment will be approximately $192,000, which will be paid to PNG pursuant to the contract of sale between the two parties.



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	The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 is filed herewith as Exhibit A.



			THE PEOPLES NATURAL GAS COMPANY
			CNG PRODUCING COMPANY

			By  N. F. Chandler
			    Their Attorney



Dated this 2nd day
of August, 1999